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                                                                Exhibit (a)(12)


                              [Gartner Group Logo]

                              GARTNER GROUP, INC.
                              56 TOP GALLANT ROAD
                               STAMFORD, CT 06904

                                                                  August 6, 1999

To Our Stockholders of Record:

     You should have received materials dated July 27, 1999 describing the offer by Gartner Group, Inc. to purchase up to 15,700,000 shares of Common Stock, consisting of up to 9,600,000 shares of Class A Common Stock and up to 6,100,000 shares of Class B Common Stock from existing stockholders. Included in those materials were a separate Letter of Transmittal for our Class A shares, a separate Letter of Transmittal for our Class B shares and a Notice of Guaranteed Delivery. Each of the Letters of Transmittal and the Notice of Guaranteed Delivery previously sent to you contain printing errors in the sections entitled "Selection of Purchase Price." We have enclosed two new documents, each entitled "Letter of Transmittal Revised as of August 6, 1999" and one new document, entitled "Notice Revised as of August 6, 1999," which correct the printing errors.

     The printing errors appear in a similar section in each document entitled "Selection of Purchase Price." This section allows stockholders to select the purchase price at which their shares are being tendered in increments of $0.125 ( 1/8th of a dollar) not less than $21.00 nor more than $24.00 per share. Each such document erroneously included possible prices of $21.675 (instead of the correct price of $21.625); $22.675 (instead of $22.625); and $23.675 (instead of $23.625). The revised documents contain the correct prices.

     IF YOU HAVE NOT YET TENDERED YOUR SHARES, THEN PLEASE MAKE ALL TENDERS USING THE REVISED MATERIALS ENCLOSED WITH THIS LETTER.

     If you have already tendered your shares and you selected either the price determined through the Dutch Auction process or a price other than $21.675, $22.675 or $23.675, then you need not do anything further. In such event, your tender was unambiguous and (assuming all other tender conditions were met) the tender remains valid.

     If we have received tender material from you using the earlier, erroneous version of a Letter of Transmittal or Notice of Guaranteed Delivery (or if we receive such materials from you after the date hereof), and you selected a price of $21.675, $22.675 or $23.675, we will treat that selection as a choice of $21.625, $22.625 or $23.625, respectively, unless we receive revised materials from you prior to the Expiration Date (12:00 midnight, New York City time, on Tuesday, August 24, 1999). You may also elect to withdraw your tender in the manner provided in the Offer to Purchase, at any time prior to the Expiration Date.

     We appreciate your assistance and apologize for any inconvenience the printing errors may have caused.

                                          Sincerely,

                                          GARTNER GROUP, INC.

                                          Michael D. Fleisher
                                          Executive Vice President and
                                          Chief Financial Officer